Filed Pursuant to Rule 424(b)(5)

Registration No. 333-231537

AMENDMENT NO. 1 DATED MARCH 14, 2022

To Prospectus Supplement dated August 18, 2021

(To Prospectus dated June 5, 2019)

UP TO $10,000,000 SHARES OF COMMON STOCK

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends our prospectus supplement dated August 18, 2021 (the “Prospectus Supplement”) relating to the offer, issuance and sale from time to time of our common stock, par value $0.001 per share, having an aggregate offering price of up to $10,000,000 through H.C. Wainwright & Co., LLC, (“Wainwright”), as sales agent, pursuant to the terms of an At-The-Market Offering Agreement (the “Offering Agreement”), dated July 13, 2020, between us and Wainwright. This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated June 5, 2019 (the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

As of the date of this Amendment, we have sold 200,000 shares of our common stock offered under the Prospectus Supplement and the Prospectus in accordance with the Offering Agreement for an aggregate gross sales price of approximately $1.5 million.

Our common stock is traded on the Nasdaq Capital Market under the symbol “BPTH.” The last reported sale price of our common stock on the Nasdaq Capital Market on March 11, 2022 was $3.19 per share.

Sales of our common stock, if any, under the Prospectus Supplement, as amended by this Amendment, and the Prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act of 1933 (the “Securities Act”), including without limitation sales made directly on or through the Nasdaq Capital Market, the trading market for our common stock, or any other existing trading market in the United States for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. If we and Wainwright agree on a method of distribution other than sales of shares of our common stock into the Nasdaq Capital Market or another existing trading market at market prices, we will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act. Wainwright is not required to sell any certain number of shares or dollar amount of our common stock, but will act as a sales agent and use commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us, consistent with its normal trading and sales practices, subject to the terms of the Offering Agreement.

Wainwright will be entitled to compensation at a commission rate of 3.0% of the gross sales price per share sold. In connection with the sale of our common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. Please see “Plan of Distribution” on page S-14 of the Prospectus Supplement for further information relating to the compensation arrangements with Wainwright. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act or the Exchange Act of 1934, as amended (the “Exchange Act”).

There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

We are filing this Amendment because on March 10, 2022, we became subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which the Prospectus Supplement and the Prospectus form a part. As of the date of this Amendment, the aggregate market value of our outstanding common stock held by non-affiliates was $28,860,988.50, based on 7,160,164 shares of outstanding common stock, of which 7,126,170 shares are held by non-affiliates, and the last reported sale price of our common stock of $4.05 per share on February 16, 2022. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. We have not sold any securities pursuant to General Instruction 1.B.6 of Form S-3 during the 12 calendar month period that ends on and includes the date hereof.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” on page S-7 of the Prospectus Supplement and under similar headings in the other documents that are incorporated by reference into the Prospectus Supplement, as amended by this Amendment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Amendment, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

Amendment No. 1 to Prospectus Supplement dated March 14, 2022